Exhibit 21.1

Name	Jurisdiction of Formation

GGC RCS Holdings, Inc.	Delaware

Coated Sand Solutions, LLC	Delaware

Preferred Rocks USS Inc.	Delaware

Hourglass Acquisition I, LLC	Delaware

Hourglass Holdings, LLC	Delaware

USS Holdings, Inc.	Delaware

U.S. Silica Company	Delaware

The Fulton Land and Timber Company	Pennsylvania

Pennsylvania Glass Sand Corporation	Delaware

BMAC Services Co. Inc.	Delaware

Ottawa Silica Company	Delaware

Ottawa Silica Company, Ltd.	Quebec